www.linkedin.com/in/melanie-tapp-23a3999b (LinkedIn)

Top Skills

Retail Sales
Budgeting
P&L Management

Melanie Tapp

COO at Please & Thank You
Louisville, Kentucky, United States

Summary

Developing authentic relationships with guests, colleagues and industry professionals has driven me throughout my career. Educating and inspiring our teams is one of the most important parts of my job. Finding out what inspires everyone on your team can be as easy as just asking. The difficult part lies in listening and continuing to engage them in what they are passionate about. I foster positive culture with education, recognition, humor and passion. Together we create an inclusive environment where people want to work, individuality is celebrated, and guests feel at home.

Experience

Please & Thank You
COO
January 2022 - Present (2 years 9 months)

21c Museum Hotels
12 years 4 months

Senior Director of 21c Food and Beverage
September 2009 - December 2021 (12 years 4 months)
Louisville, Kentucky Area

Director of Food and Beverage
August 2012 - May 2016 (3 years 10 months)
Cincinnati, Ohio

Garage Bar
General manager
May 2011 - August 2012 (1 year 4 months)

21c Museum Hotel & Proof on Main
Beverage director
March 2009 - 2011 (2 years)

Education

University of Wisconsin-Madison
Bachelor of Science (BS), Fine/Studio Arts, General